Filed by Comerica Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sterling Bancshares, Inc.

(Commission File No. 1-34768)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of Comerica’s presentation at the Citi 2011 Financial Services Conference on Thursday, March 10, 2011.

Any statements in this filing that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “opportunity,” “initiative,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Comerica, Sterling, the proposed transaction or the combined company following the transaction often identify forward-looking statements. These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this presentation and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. Such statements reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the transaction may not be timely completed, if at all; that prior to the completion of the transaction or thereafter, Comerica’s and Sterling’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; reputational risks and the reaction of the companies’ customers to the transaction; diversion of management time on merger-related issues; and those factors referenced in Comerica’s and Sterling’s filings with the Securities and Exchange Commission (the “SEC”). Forward-looking statements speak only as of the date they are made. Comerica and Sterling do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. For any forward-looking statements made in this presentation or in any documents, Comerica and Sterling claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

In connection with the proposed merger transaction, Comerica has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of Sterling, and a preliminary Prospectus of Comerica, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT

DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the preliminary Proxy Statement/Prospectus, and, when it becomes available, a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about Comerica and Sterling, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Comerica at www.comerica.com under the tab “Investor Relations” and then under the heading “SEC Filings” or from Sterling by accessing Sterling’s website at www.banksterling.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Comerica and Sterling and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Sterling in connection with the proposed merger. Information about the directors and executive officers of Comerica is set forth in the proxy statement for Comerica’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 19, 2010 and on a Form 8-K filed with the SEC on January 27, 2011. Information about the directors and executive officers of Sterling is set forth in the proxy statement for Sterling’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 5, 2010 and on Forms 8-K filed with the SEC on June 25, 2010, July 12, 2010 and January 21, 2011. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

CORPORATE PARTICIPANTS

Ralph Babb

Comerica Inc. - Chairman, CEO, President

Elizabeth Acton

Comerica Inc. - EVP and CFO

Dale Greene

Comerica Inc. - EVP, The Business Bank

CONFERENCE CALL PARTICIPANTS

Keith Horowitz

Citigroup - Analyst

PRESENTATION

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Thank you, Keith, and good morning everyone. Comerica has remained focused on executing its growth strategy and delivering outstanding customer service throughout this economic cycle. We were able to build positive momentum in-on several fronts in 2010. We continued to have strong deposit growth. We had considerable margin expansion compared to 2009. And there were positive signs of C&I loan growth. We have weathered the cycle well, maintaining strong liquidity, solid capital and tight control of expenses, as well as credit metrics which are among the best in our peer group.

We believe we are well-positioned for the future, and I will review some of the key initiatives and opportunities we are working on. For example, in January, we announced the acquisition of Sterling Bank, which will assist us in accelerating our growth in Texas. In addition, we have several deposit and revenue enhancing products and services that we are ramping up.

Before we get started, I refer you to the Safe Harbor statement, as shown on slide two, which I incorporate into this presentation. Also, reconcilements of non-GAAP financial measures can be found in the presentation materials, which are available on our website at www.comerica.com. It’s only three Ws in that.

On Slide 3, we’ve provided a brief overview of who we are. Comerica is over 160 years old, and we rank among the top 25 largest banks in the U.S. with $54 billion in assets. Our size allows us to provide customers with a broad range of products and services while retaining the feel and flexibility of a smaller community banking organization.

On Slide 4, we outline one of Comerica’s key differentiators - we are a relationship-centered Main Street bank. We focus on building long-term, enduring relationships with our customers. We have stayed close to our customers throughout this economic cycle.

With regard to Financial Reform, our assessment, based on currently available information, is that the expected direct impacts are manageable, and will be felt less by Comerica than by many other major banks, due to the nature of our business.

Finally, Comerica’s conservative approach to banking, including credit management, investment strategy, expense management and capital position, has earned the confidence of our customers and investors, and has positioned us for growth.

Our three distinct lines of business are shown on Slide 5. Through our relationship banking model, these lines of business are closely integrated, which provides our customers a wide spectrum of products and services.

Our Business Bank is at the heart of what differentiates Comerica from our competitors. We are one of the largest commercial lending institutions in the U.S. and we’re particularly proud of the depth and breadth of this business - which cannot be built overnight.

The Retail Bank is a key part of our deposit gathering strategy. However, we do not employ a mass market retail strategy. Rather, our banking centers focus on the segments we serve exceedingly well: middle-market and small businesses, entrepreneurs and the affluent.

The Wealth & Institutional Management business represents a great growth opportunity. It provides us with the ability to leverage our existing customer base by bringing investment management solutions to our Business Bank and Retail Bank customers.

Our geographic footprint is outlined on Slide 6. Comerica operates primarily in major metropolitan areas of Texas, California and Michigan. We believe these locations have an abundance of businesses of all sizes, particularly small and middle market companies, where we can leverage our personal banking and wealth management services.

Our strategy to diversify our geographic footprint is working, while the acquisition of Sterling Bank will continue to move the needle in achieving a balanced geographic footprint.

Starting on Slide 7, I will review some of our 2010 accomplishments. We saw nice margin expansion in 2010, with our net interest margin increasing 52 basis points over 2009. The increase was driven primarily by increased loan spreads and a continued shift in funding sources toward lower-cost funds. This included significant growth in noninterest-bearing deposits, as well as the positive impact on the margin from the redemption of higher-cost Trust Preferred securities in October. As you can see on the right side of the slide, Comerica had the lowest cost of funds among our peers in 2010.

Slide 8 focuses on the deposit growth which occurred throughout the year. Average core deposits increased $3.4 billion, or 10%, in 2010. The increase in average core deposits reflected a $2.2 billion or 17% increase in noninterest-bearing deposits, as well as an increase in interest-bearing deposits of $1.2 billion, or over 5%. Deposit growth was strong across all geographies.

Customers continued to increase their cash balances. This is partially a result of the slow and uncertain recovery. Corporations in general have continued to deleverage, improve profitability and cash flow, and conserve cash.

As you can see on Slide 9, we believe we have turned the corner on C&I loan outstandings. The pace of decline in loan outstandings has continued to slow over the past six to nine months, as business confidence has improved. Comerica’s C&I loans have been recovering at a faster pace than the average bank. Our commercial loans increased almost $500 million on an average basis, and over $700 million, or about 3% on a period-end basis, in the fourth quarter compared to the third quarter.

Our customers are expressing more optimism, and that has contributed to a strong loan pipeline.

Commitments increased for the first time in almost three years. And excluding Commercial Real Estate, commitments in December were up over $600 million from September, driven by an increase in Texas.

As the economy continues to improve, we expect Middle Market and Small Businesses will start borrowing as their working capital needs increase. We expect this will likely be muted by declines in Commercial Real Estate loan outstandings.

Turning to Slide 10 and credit quality, which continued to improve throughout 2010. This was reflected in the significant decline in the provision for loan losses, which decreased $602 million in 2010 compared to 2009. Also, the provision was less than net charge-offs for the last three quarters of 2010.

Improvements in credit quality included a decline of $2.2 billion in watch list loans from year-end 2009 to year-end 2010. The watch list is primarily comprised of special-mention, substandard and nonaccrual loans. The watch list is the best early indicator we have of future credit quality. We have seen five consecutive quarters of decline, and this reflects improvements in our portfolio in all geographic markets and across virtually all lines of business.

Additional indicators of improved credit quality include a decrease in the inflow to nonaccrual loans greater than $2 million, a decrease in net credit-related charge-offs, and a decrease in loans past due 90 days or more, and still accruing.

Another noteworthy accomplishment was that Commercial Real Estate outstandings have decreased significantly. We continue to work through the problem loans, and customers have begun to access the public markets and other long-term financing sources to repay loans. This combined with the fact that there has been very little new origination activity, has led to a decline in Commercial Real Estate outstandings. We expect that this trend will continue in 2011.

Slide 11 provides a peer comparison of net charge-offs, and non-performing asset ratios. Both graphs show that throughout the cycle, our ratios have always been below the peer average, and in fact among the best in our peer group. We believe this is a reflection of our superior credit culture, which includes credit training, robust policies and procedures, and thorough monitoring capabilities.

Overall, we are pleased with the improvement in credit quality, including the continuation of improving credit migration trends.

Turning to Slide 12, we focus on expense management. Our largest expense item is salaries, and therefore management of workforce levels is key. In response to the economic environment and as part of our ongoing efforts to leverage technology and maximize productivity, we have consistently reduced personnel over the past several years. Our full-time equivalent staff decreased by approximately 17% from 2007.

On the right side of the slide, we show a peer comparison of the ratio of total assets per employee over the past three years. Over that period, Comerica has consistently managed more assets per employee than our peers.

Turning to Slide 13, our capital position is strong, and historically we have had some of the highest capital ratios in our peer group. We were one of the first in our peer group to fully redeem TARP last March. This was completed in conjunction with an $880 million common stock offering, which equates to 39% of the TARP we had outstanding, the lowest issuance as a percentage of TARP among our peers.

Also, we redeemed all trust preferred securities at par on October 1st. Tier 1 common capital was over 10% at year end 2010; up from 8.2% at year end 2009.

With the overall positive trends of our financial performance, as well as the improving economic picture, we doubled the quarterly dividend to $0.10 per share effective January 1, 2011. Our board also authorized a share repurchase program which we have commenced. We expect that the share repurchase program, combined with dividend payments, will result in a payout of less than 50% of earnings for 2011.

Now I will turn to some of the initiatives and opportunities we have identified for 2011. We are excited about our pending acquisition of Sterling Bank. Our approach to acquisitions has been a strategic one, as we focus on opportunities to accelerate our growth.

Sterling has a very appealing branch network, which almost doubles our presence in Houston, provides an entry into the San Antonio market, and complements our banking center network in Dallas-Ft Worth. On a pro forma basis, based on June 2010 FDIC data, our Texas deposit market share ranking moves from 10th to 6th. Also, the composition of Sterling’s deposits is very attractive, with a relatively large component of noninterest-bearing deposits. We believe this gives us the ability to leverage additional marketing capacity to offer a wide array of products through a larger distribution network, particularly to Middle Market and Small Business companies.

Slide 15 provides a pro forma view of the combined Comerica/Sterling entity.

The transaction is expected to be breakeven to Comerica’s earnings the first full fiscal year, excluding merger and integration costs, and be increasingly accretive thereafter. We believe the value we are paying is fair at about 2.3-times tangible book and a deposit premium of about 17%, particularly given Sterling’s highly attractive footprint in one of the fastest growing markets in the U.S. There have not been, nor are there expected to be many banks in Texas that have the size, fit and focus of a bank like Sterling. In fact, there are only five other U.S. public banks headquartered in Texas with assets in excess of $5 billion remaining, exemplifying the scarcity value of this franchise.

We expect a smooth integration given the size, and our in-depth knowledge of the Texas market. Sterling’s total assets are about 10% of Comerica’s total assets. However, it is meaningful as it significantly enhances the size of our Texas franchise.

This pending acquisition assists in fulfilling our strategy of attaining more geographic balance in order to provide more consistent earnings growth throughout economic cycles.

Slide 16 provides an overview of our government card program, which has seen significant deposit growth over the past few years, and has the potential for accelerated growth. The graph shows the strong deposit growth trend.

Comerica was an early entrant into the government card market. Forming a strategic alliance with a third party, we entered the business in 2003. As of year end, the business had grown to 31 state programs in 14 states, with over 5.6 million cards issued.

In 2007, Comerica was among more than a dozen banks that competed for a 5-year contract to serve as the financial agent for a program that provides debit card services to Social Security recipients. We were selected to serve as the exclusive financial provider for the DirectExpress debit card program, and we launched the program in 2008. The deposits generated by the Social Security program are reflected in the orange portion of the graph. More than 1.5 million federal benefit recipients have signed up for the DirectExpress card. The Treasury recently announced that they will be phasing out check issuance. Starting in May, new Social Security enrollees will no longer be able to receive their benefits by check. They will choose direct deposit or our DirectExpress debit card. Current Social Security recipients who receive benefit checks will have until March 2013 to choose direct deposit or DirectExpress. We are working diligently to assist the Treasury in educating recipients on their choices.

Slide 17 provides an overview of two more deposit rich and growing businesses, our Financial Services Division or FSD, and Technology and Life Sciences, or TLS.

FSD primarily serves title and escrow companies in California. As the recession hit the housing sector, this group intensified its focus on asset-management companies, as well as increasing its penetration in Michigan and Texas. Their success is reflected in the nice increase in balances we have seen over the past several quarters.

TLS focuses on companies which are typically owned by venture capital firms, where significant equity is invested to create products and build companies around new intellectual property. Industries we serve include manufacturers, software companies and highly specialized companies, including medical devices and biotechnology. TLS is managed centrally from Palo Alto, and has 13 satellite offices. We often provide working capital lines of credit along with cash management services. This is a very deposit rich segment, with deposits three times as large as loans.

Slide 18 provides several examples of initiatives that we have put in place to grow fee revenue. In Retail Banking, we see increased customer interest in utilization of our mobile banking and eCommerce products. Also, we are expanding our licensed Private Banker program, which is now the single biggest source of referrals to Wealth Management.

Within Wealth Management, we are in the process of [re-banding] and co-locating our customized asset management products, which is expected to increase our market penetration.

We have seen export activity picking up, and we are increasing our Trade Services staff in Texas and California to aggressively pursue this opportunity. Also on the International front, we are working to better leverage our branch in Canada to take advantage of increasing cross border activities.

Finally, we continue to focus on cross sell opportunities for our Treasury Management products. In support of these efforts to grow revenue and increase customer penetration, we are introducing new product enhancements to meet our customers’ needs. For example, we recently added commercial card functionality to our payables offering. Also, we tailor products to meet the unique cash management requirements of our industry specialty areas, such as Entertainment, Dealer or Healthcare.

Slide 19 details the primary 2011 initiatives for Small Business, a segment where we see significant revenue growth opportunities. Our Small Business relationship managers are credit-trained and are empowered to make local and timely decisions. Also, our relationship managers are highly knowledgeable within their specific industry, and understand their customers’ business and financial needs, allowing them to be a trusted advisor to their customers.

We are adding Business Loan Specialists to provide support to our Community Banking segment. We recently added a new Health Care Profession Group in Houston, and plan to duplicate this concept in other markets. Also, we’ve increased the top end of the Small Business revenue target range from $10 million to $20 million. This will provide opportunities – okay — for our Small Business lenders to reach out to a prospect base that we believe may have been underserved at the lower end of most banks’ Middle Market Groups.

Our focus on Small Business Banking is paying off. The bar chart on the right shows new originations in Small Business, which increased 117% between the first and fourth quarters of 2010. We have seen an acceleration in new originations across all geographies. We believe we have the right strategy with very talented bankers and a wide array of products to serve this segment.

Turning to Slide 20, and one of the— our cost saving initiatives, we have slowed our banking center expansion program inline with the sluggish economy. We recently opened one new banking center in Southern California, and we plan to open four additional banking centers this year in Ft. Worth, San Diego and Phoenix. Also, the Sterling acquisition is expected to add 57 banking centers in Texas.

Our Banking Center model is undergoing adjustments to increase efficiencies, particularly in floor space and staffing. Our ability to make these adjustments and still meet the service expectations of our customers is due in part to our introduction of mobile banking. The rollout has greatly exceeded our expectations as far as customer enrollment.

I’d like to close with Slide 21 and a few points on why we believe Comerica is poised for the future. We have weathered the challenging economic cycle well, maintaining strong liquidity, solid capital, tight control of expenses, and with credit metrics that are among the best in our peer group.

Our traditional commercial banking relationship model is serving us well, and has proven to be successful, even in a recessionary environment. As the economy improves and interest rates increase, we expect to see loan growth and margin expansion. Also, we plan to continue to focus on managing expenses and staff levels.

We continue to invest to achieve growth and balance. We are accelerating our growth in Texas with the pending Sterling Bank acquisition. Also, we continue to develop new and enhanced products and open banking centers in our highest growth markets.

I believe we are ideally positioned for future growth with a strong relationship focus, and with the right people, products and services in place to make a positive difference for our customers, shareholders and employees.

Thank you for your time. And we would be happy to take any questions.

QUESTION AND ANSWER

Keith Horowitz - Citigroup - Analyst

Okay, I’ll kick it off. Ralph, by our math, you’re by far and away the most asset-sensitive bank out there. Also by our math, when you look at ex-credit, you look at pretax pre-provision earnings profit, your returns are among the lowest. So how do you think about that balance? Because you’re obviously well positioned for high rates, but who knows when rates are going to go higher? So when do you start thinking about putting swaps on maybe to kind of monetize some of that asset sensitivity, and how high do long-term rates need to be to kind of get to that point?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Beth, do you want to—.

Elizabeth Acton - Comerica Incorporated - EVP and CFO

—Yes, I’d like to address that. Certainly on the asset sensitivity, the nature of our balance sheet is such that we are asset sensitive. 80% of our loans are floating rate, of which about 70% are LIBOR-based. And we also have a very large core, in the high 30%, of demand deposits as a percentage of total deposits. So as a result of that, obviously the value of deposits in a 25 basis point environment are much different than when rates are much higher.

So a couple of things. One is, in terms of our asset sensitivity, for a 200 basis point increase in rates from over a 12-month period, period to period, which is 100 basis points on average, it would be incremental on a net interest income of about 100 million for us.

In terms of the hedging, Keith, you asked the question. We are hurt by rates going down, so today we don’t see there’s much risk of rates going down. And therefore, hedging is not really something that provides a context for protecting against the down side. So as rates rise, though, at some point, we will see-we will be back in the hedging game in anticipation of future declines in interest rates.

We do see—we do not see structural reasons, as rates rise, that we cannot get back to the margin levels we’ve had in the past, the high 3s, low 4s, up from the 324 last year in 2010. So as rates rise, we will be — we don’t see any structural reason why we can’t get back to the levels we’ve experienced in the past. And when you talk about adjusted returns, the reality is our credit performance, on a risk adjusted basis, is much better than our peers. And so I think that’s reflected in the risk and return trade-off there.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

I think I would add to that, too, just in a general macro sense, that rates today, and I guess the current outlook by many is it won’t be until next year before rates begin to rise, and we certainly haven’t planned for rates to rise in this year. But I do believe, with some of the building inflationary pressures that we’re beginning to see with some of the things that are happening with commodities, as an example, that rates will rise quicker than a lot of us expected they would at that time.

Then as we have in the past, there will come a point where Beth can probably explain to you that we would begin to hedge to maintain that margin as it gets up to a more normalized position, as Beth was talking about, which we had done very successfully in the past. Those hedges are running off finally this year.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Other questions?

Keith Horowitz - Citigroup - Analyst

You talked about Sterling. It was 2.4 times book,—tangible book, but I think the market focused a lot on the 3.7 times adjusted tangible book when they were looking at what you paid for the acquisition. So just kind of what are your thoughts, or do you think that’s the appropriate way to be looking at it, the 3.7 or the 2.4?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Well, I think it was 2.3, but I think looking at it with the mark — remembering that the mark is a life-of-loan mark as well as a value mark. And if you remember the multiples that were being paid not that long ago without marks were in that four times area. So that’s just in comparing multiples.

But when you look at this — and there’s a slide in the data that we showed, and I think it’s on page 16 of the book you had — the opportunities that are there, going forward, to put us in a position where we want to be in the market specifically in Houston.

This was a very unique franchise. It adds people who are quality and a similar culture to ours. We’re very excited about them joining us. Downey Bridgwater will be our Houston executive. We were, at the time, looking for a president in Houston. They have a similar customer base. They have the penetration in the branch network, as I mentioned earlier, which puts us in a market position in Houston of sixth, and it puts us — and we’re heavily — Comerica is — in the Dallas-Ft. Worth area, so we’re fifth there and we’re sixth overall in the state. So it was a very unique franchise at a point in time that was very valuable in joining us for growth, not for consolidation.

We’re very excited about having the Sterling people join us. They are excited because of the new products and services that we provide for them and their customers, which will help them leverage at the same time becoming a part of Comerica.

Unidentified Participant

Just to talk a little bit more about Keith’s question, actually for you, Beth, when you talk about rates going higher, does that refer to specifically short-term rates, or are you thinking about, like, 10-year rates going up? And what’s your outlook in terms of, like, the — (inaudible) up at the, like, 10-year QE2 and how you’re positioned for that? QE3, sorry.

Elizabeth Acton - Comerica Incorporated - EVP and CFO

Yes. Because of the nature of the balance sheet, as I mentioned earlier, we are much more impacted by changes in short-term rates. And so the outlook we’ve given on margin is reflective of an assumption that there will be no rate rise in terms of short-term rates this year.

Long-term rates impact us only really related to our investment portfolio. We invest in very high quality, very liquid mortgage-backed securities, and those have a three year— three- to four-year duration. And so we are impacted by changes in interest rates. Obviously with higher yields on mortgage-backed securities, that could be a positive if it continues relative to perhaps where we thought they might be. But there’s been a lot of volatility on pre-pays and prepayments in mortgage-backed securities, as well as yields, on a daily basis. So that’s a positive for us. But when you look at our investment portfolios, $6.5 billion on a $49 billion earning asset base, so the impact of that is much more minor than the impact of short-term rates going up.

Unidentified Participant

Hi. Can you talk about, year-to-date, the lending growth, the characteristics, what you’re seeing out there in your markets, and then subsequently the commercial real estate run-off and how that’s progressing, and you know, if we can start to see the aggregate loan balances start to grow?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Dale, would you like to talk through the markets, and then I’ll give some general comments?

Dale Greene - Comerica Incorporated - EVP, The Business Bank

Yes. If you looked at 2010 — Ralph showed you the graph — but clearly every quarter we saw declines in C&I loans but at a reduced rate until the fourth quarter when we saw a nice increase in loans outstanding on the C&I side. If you looked in particular throughout the year, what was happening, of course, was our backlogs were continuing to increase rather nicely every quarter. And this was particularly true in Texas, because we moved there 3.5, four years ago now. Being the largest headquarter bank in Texas is a meaningful thing to folks doing business in Texas, and we really are beginning to see the traction as we’ve emerged from the last couple of years of this economy.

So I think what we really saw was a lot of increase in our Middle Market Texas, our energy, which is also in Texas, our dealer business, our Technology and Life Science business, and a number of other businesses as well. Middle Market Michigan, Middle Market California, we’re still soft and down in the quarter. But all in, C&I showed some nice growth, and the trends were clearly in the right direction.

In terms of Commercial Real Estate, we have a $3.8 billion portfolio. As Ralph indicated in his comments, we really haven’t added any significant new projects over the last few years. So therefore what you’re really seeing is the run-off of our CRE book.

As you know, we’ve addressed a lot of the issues in CRE. Three, four years ago we began a process of really just kind of working it down, getting new appraisals and so forth. So I think our real estate problems are largely behind us. We’re not done. The trend in credit quality was steadily improving. There will be some variability from time to time around that, but it’s headed in the right direction. We have $500 million of resi loans, so relatively modest.

So all in, we’re making good progress. The nature of our CRE business is that these are construction loans. They’re not meant to be permanently on our books, and we are beginning to see those move off with liquidity in the market.

The real comment I would make is that, when we’ve had a lot of interaction with customers, which we have all the time, people are generally somewhat optimistic, but cautiously so, maintaining a fair amount of liquidity on their balance sheets. You can clearly see that in our deposit growth as well.

And I think most businesses would tell ya, they’re not yet at a point where they want to hire. They’re not yet at a point where they want to make capital investments in plant and equipment. There’s a fair amount of capacity still out there. And while there’s needs for technology investments, I think those are sort of pent-up. They’re not yet happening in any great way.

So I think as the economy gets on sounder footing, as people feel a little more comfortable with what’s going on, I think you’ll start to see investments being made, and that’s when we have our best opportunities to add loans. The good news is we’re adding market share particularly in Texas, but the utilization rates are still not where we’d like to see them. It’s coming, but it’ll be a while.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

One thing I would add to Dale’s comments when he mentioned that we’d moved a little over three years ago to Texas, that was the headquarters that we moved down. We’ve been in Texas for over 20 years, have a very seasoned, talented team down there in the businesses that we look to prosecute.

And I would underline Dale’s comments about our customers recently. In all of our markets, I would say they have been more positive about things are picking up. They’re getting more ready for investment and expansion. My biggest concern at the moment is some of the things we’re seeing in the Mideast, gas prices going up where they are. I don’t think that has, at this point, turned things off, but it depends how long it lasts and how much uncertainty it puts back in the confidence level. We’re certainly truly a world economy today versus a one economy.

Unidentified Participant

Just to follow up on that, could you talk a little bit to the regulatory environment, and is that also augmenting headwinds from a demand perspective, or is it sort of more accommodative at this point?

Ralph Babb - Comerica Inc. - Chairman, CEO, President

From our perspective is the only way I can really address that, it is having no effect on our business. Our doors have been open through the downturn. We have a very good relationship with our regulators. We meet regularly with them. They know exactly what our strategies are, what we’re thinking about, where we’re headed. We like to hear what they’re seeing across the country, as well, and that gives us good detail and opportunity to think through our strategies. But no, it has not at all hindered us from doing the things that we want to do.

Unidentified Participant

Thanks. Just a quick question on sort of a bit more granularity. California, what is that looking like? Where are we now in terms of a recovery? Is it lagging Texas quite a lot? And second of all, how important is energy, per se, in Texas compared to your healthcare and other businesses?

Dale Greene - Comerica Incorporated - EVP, The Business Bank

Well, in terms of the markets in particular, certainly Texas has shown a little bit more resilience through the downturn. It’s clearly been an economy that’s done better than most, and clearly it’s emerging, I think, rather nicely.

California is still a growth area for us. We have – we’ve done a lot of business there. We clearly have many opportunities. We have a small share and so forth. So I think if you look at our markets in particularly Texas and California, northern Cal is probably a little stronger, if I had to sort of segment the market a bit, than southern right now, but southern is still coming back. And I think we’ve done a lot of business there, and that looks to be pretty strong.

Energy, while important to Texas and particularly in Houston, I would tell you that Texas has become a much more diversified economy. And while we have a nice energy portfolio and business that is growing and we get tremendous amounts of connectivity and fee income off of our energy book, and our energy customers are typically very well hedged, typically a little bit more gas than oil, the opportunities we’re seeing in Small Business and Middle Market across Texas are great. And so what you saw in the fourth quarter in Texas was a lot of Middle Market activity and closings, as well as some energy closings. It’s a very healthy environment, but it’s much more diversified than it might have been not that many years ago.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

And I would add to that with Dale that California, when you get below the real estate — and I know there’s some issues from a political standpoint there — is — gotten very diversified during that same period of time. We have very good Middle Market, Technology, Life Sciences, FSD I talked a little bit about, and Entertainment, another niche. So a lot of very good businesses that have weathered the storm very well.

Dale Greene - Comerica Incorporated - EVP, The Business Bank

And a great Dealer business—.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

—And Dealer is a very substantial business for us, which about two-thirds is in California. And so both of those, since the late ‘80s, early ‘90s, have diversified very well and become very resilient at their own level, Texas in total but California below the real estate level.

Keith Horowitz - Citigroup - Analyst

We’re out of time, but thank you very much.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Thank you very much for your time.

Keith Horowitz - Citigroup - Analyst

Thank you.

Ralph Babb - Comerica Inc. - Chairman, CEO, President

Appreciate it.